UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58783/ October 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13219

In the Matter of	:	
	:	
QUALITY DINO ENTERTAINMENT, LTD.,	:	ORDER MAKING FINDINGS AND
QUANTECH, LTD.,	:	REVOKING REGISTRATIONS
QUANTUM HEALTH RESOURCES, INC.,	:	BY DEFAULT
QUEST BIOTECHNOLOGY, INC., and	:	
QUESTEC.COM, INC. (n/k/a QUESTEC, INC.)	:	

SUMMARY

        This Order revokes the registrations of registered securities of Respondents Quality Dino Entertainment, Ltd., Quantech, Ltd., Quest BioTechnology, Inc., and Questec.com, Inc. (n/k/a Questec, Inc.) (collectively, Respondents).[1] The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on September 18, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 29, 2008.[2] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).

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[1] The proceeding as ended as to Respondent Quantum Health Resources, Inc. Quality Dino Entm't, Ltd., Exchange Act Release No. 58759 (Oct. 9, 2008).

[2] Each Respondent was served with the OIP by service on an officer of the corporation or by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Quality Dino Entertainment, Ltd., CIK No. 874666,[3] is a Manitoba corporation located in Winnipeg, Manitoba, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended June 30, 1997, which reported a net loss of $17,270,000 for the prior year.

Quantech, Ltd., CIK No. 880354, is an inactive Minnesota corporation located in St. Paul, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended March 31, 2002, which reported a net loss of $8,377,687 for the prior nine months. On February 18, 2003, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Minnesota, and the case is pending.

Quest BioTechnology, Inc., CIK No. 793395, is a Michigan corporation located in Detroit, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2000, which reported a net loss of $85,361 for the prior nine months.

Questec.com, Inc. (n/k/a Questec, Inc.), CIK No. 1108150, is a dissolved Wyoming corporation located in Deer Park, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $39,541 for the prior three months.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] An annual report on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10-K, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

[5] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Quality Dino Entertainment, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Quantech, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Quest BioTechnology, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Questec.com, Inc. (n/k/a Questec, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge